UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☒ Form 10-K

☐ Form 20-F

☐ Form 11-K

☐ Form 10-Q

☐ Form 10-D

☐ Form N-SAR

For Period Ended:

June 30, 2007

☐

Transition Report on Form 10-K

☐

Transition Report on Form 20-F

☐

Transition Report on Form 11-K

☐

Transition Report on Form 10-Q

☐

Transition Report on Form N-SAR

For the Transition Period Ended:

Commission File Number: 1-11900

CUSIP Number: 45812J 10 1

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Integrated Security Systems, Inc.

2009 Chenault Drive, Suite 114

Carrollton, TX  75006

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☒

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Integrated Security Systems, Inc. (the “Company”) is currently awaiting financial information and is delaying filing of the Form 10-KSB for possible disclosure implications.  The Company anticipates filing the Form 10-KSB on or before October 15, 2007.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

Richard B. Powell

Chief Financial Officer

(972) 444-8280

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period than the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  ☒ Yes  ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐ Yes  ☒ No

Integrated Security Systems, Inc.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:

September 28, 2007

By:

/S/ VERNON H. FOERSTERLING, JR.

Vernon H. (Jay) Foersterling, Jr.

President and Chief Executive Officer